Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 16, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the third quarter ending September 30, 2013, reached a new quarterly record of 3,370,457 equivalent ounces of silver, representing a 38% increase compared to the same quarter in 2012.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 16, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	October 16, 2013
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Produces a New Record of 3.37 million Silver Equivalent Ounces

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the third quarter ending September 30, 2013, reached a new quarterly record of 3,370,457 equivalent ounces of silver, representing a 38% increase compared to the same quarter in 2012.

Total silver production for the quarter consisted of 2,689,237 ounces of silver, representing an increase of 22% compared to the same quarter in 2012. In addition, 8,543,551 pounds of lead and 2,232,881 pounds of zinc were produced representing an increase of 158% and 164%, respectively, compared to the same quarter of the previous year. Also, 2,942 ounces of gold were produced, representing an increase of 91% compared to the third quarter of 2012.

Keith Neumeyer, President & CEO of First Majestic, states, “While the third quarter was another volatile period for silver prices, we continue to make progress with our growth strategy in Mexico. The San Martin mill expansion, which is now complete, marks the third major project completed by First Majestic in 2013, following the recent production start-up of Phase 1 at the Del Toro Silver Mine and the completion of the mill expansion at the La Guitarra Silver Mine. Our operations team deserves to be recognized for a job well done.“

Production Details Table:

Consolidated Production Results	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	% Change over Prior Year’s Quarter
Ore processed/tonnes milled	641,345	666,688	-4%
Total production - ounces of silver equivalent	3,370,457	2,438,085	38%
Total silver ounces produced	2,689,237	2,205,237	22%
Silver Grade (g/t)	202	167	21%

Silver Recovery (%)	65%	62%	5%
Pounds of lead produced	8,543,551	3,307,944	158%
Equivalent ounces from lead	382,385	99,263	285%
Pounds of zinc produced	2,232,881	844,953	164%
Equivalent ounces from zinc	88,754	24,577	261%
Gold ounces produced	2,942	1,537	91%
Equivalent ounces from gold	182,891	91,690	99%
Tonnes of iron ore produced	5,203	4,673	11%
Equivalent ounces from iron	27,190	17,318	57%

Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines, La Encantada, La Parrilla, San Martin, La Guitarra and Del Toro, amounted to 641,345 tonnes milled, representing a slight decrease of 4% over the previous quarter primarily due to the continued optimization at the La Encantada mine in addition to the effects of two major hurricanes which hit Mexico in the month of September.

Silver grades in the quarter for the five mines remained relatively unchanged from the previous quarter at 202 g/t of silver. Combined silver recoveries averaged 65% in the quarter and remained in line with the second quarter average of 64%.

The Company's underground development in the third quarter consisted of 10,923 metres, a 19% decrease compared to 13,479 metres completed in the previous quarter. This decrease is part of a planned reduction of capital expenditures aimed at reducing costs due to the lower metal price environment.

During the quarter, six diamond drill rigs were operating at the Company’s five operations. The Company completed 7,823 metres of diamond drilling in the quarter, compared to 25,469 metres in the prior quarter, representing a 69% decrease resulting from the previously announced exploration budget cuts.

At the Del Toro Silver Mine:

  Throughput in the new flotation mill averaged 1,061 tpd in the third quarter with head grades of 244 g/t silver, 4.3% lead and 2.8% zinc. Silver recoveries averaged 69% during the quarter compared to 72% from the previous quarter due to a variation in the ore feed from a transition zone between oxides and sulfides. Further testing is underway at the Company’s central lab with the objective of improving overall metallurgical recoveries, however, once the new cyanidation circuit is operational, some of these ores will be processed through this circuit.

  Phase 2 construction, including the Merrill-Crowe area, the clarification circuit, and the installation of two precipitate filter presses and two induction furnaces is nearing completion. Phase 2 includes the addition of a 1,000 tpd cyanidation circuit allowing the facility to produce silver doré bars. Once completed, which is expected in November, the facility will have total capacity of 2,000 tpd.
  During the quarter, the crushing circuit was expanded to allow for the capacity increase to 2,000 tpd. In addition, the installation of the 12' by 14' oxide ball mill, pumps, motors and other mechanisms for the cyanidation circuit were also completed.
  During the quarter, tailings filter #3 was successfully installed and tested. Progress continues in regards to the installation of the final tailings filter #4, which is now 95% complete and undergoing initial testing. Filters #1 and #2 are currently in operation. These four tailing filters will be able to handle up to 4,000 tpd and will recycle approximately 80% of the water used throughout the milling process.
  The construction of the 45 km, 115,000 kW power line from the state of Durango has experienced several delays due to its length and complexities. Originally scheduled for completion in July, then expected by November, the Company’s latest estimate for completion is prior to year end. In order to have sufficient power for Phase 2, the National power company, CFE, has arranged to increase the current power levels on the existing 34,000 kW power line by providing up to 6 MW for the interim period until the new power line is completed. This upgrade will allow the Company to commission the cyanidation circuit in November. Once connected to the larger 115,000 kW power line, cost savings are expected to be achieved resulting from the discontinued use of diesel powered generators which are currently working together with the 34,000 kW power line to supply the required power to the operation.
  In order to conserve capital in 2014, and to better utilize the abundance of oxide ore being produced from the San Juan area, the Company is evaluating the earlier ramping up of the cyanidation circuit to 2,000 tpd and the delay of the construction of the 4,000 tpd shaft and postponing the installation of the second SAG Mill which would be for the purpose of reaching 2,000 tpd through the flotation circuit. The current evaluation underway is determining the capital savings of bringing on the 2,000 tpd cyanidation circuit in 2014 and delaying the expansion of production through the flotation circuit until 2015. It is currently not expected that this modification of the expansion plan at Del Toro will materially affect 2014 production guidance, however, once the evaluation is completed, the Company will release full guidance for the year as it does in normal course in January.
  Total exploration metres drilled in the third quarter amounted to 2,856 metres, compared to 6,579 metres drilled in the previous quarter as a result of the reduction to the exploration budget. In addition, 1,817 metres of development were completed in the third quarter of 2013, compared to 3,194 metres of development in the previous quarter. During the quarter, one underground drill rig was active at Del Toro.

At the La Encantada Silver Mine:

  The cyanidation mill averaged 2,959 tpd during the quarter consisting of 54% fresh mine ore and 46% of old tailings. Due to a breakdown that occurred in the gear and motor at ball mill #1, a complete upgrade of the motor foundation and gear system was required. The ball mill remained offline for a period of 6 weeks resulting in the reduction of fresh ore processing and the increase of old tailings sent to the plant. The reduction of fresh ore and the increase of tailings feed produced a combined head grade of 228 g/t of silver with a mill recovery of 49%. Ball mill #1 is now fully operational and silver grades and recoveries are back to normal levels.

  Underground development continues to be focused on new areas within the mine defined by the latest exploration program. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, mine development and production continue from the San Francisco vein and the recently discovered "990" and "990-2" chimneys. At the newly discovered Regalo vein, a new area was prepared for long-hole drilling aimed at increasing the production of fresh ore to a rate of 2,000 tpd by the middle of next year.
  A total of 2,928 metres of exploration drilling was completed in the third quarter, compared to 2,140 metres of drilling in the previous quarter, representing an increase of 37%. In addition, a total of 3,195 metres of underground development were completed in the third quarter, compared to 3,597 metres of development in the previous quarter, representing a decrease of 11%.
  Three diamond drill rigs are active underground at La Encantada with the objective of defining Reserves and Resources in the newly discovered areas in addition to assisting in mining activities.
  A substantial portion of the current drilling and develop is for the purpose of the planned release of an updated NI 43-101 Technical Report in the middle of 2014.

At the La Parrilla Silver Mine:

  La Parrilla had excellent results during the quarter and continues to operate above budget. Silver production totaled 866,710 ounces during the quarter, representing a 22% increase from the previous quarter, due to improved silver grades and recoveries.
  The construction of three new leaching tanks was completed during the quarter allowing for longer leaching times with the objective of further increasing recoveries.
  Underground development completed in the quarter totaled 2,213 metres compared with 3,088 metres developed in the previous quarter.
  As part of the planned reduction in exploration spending, a total of 177 metres were drilled in the third quarter compared to 4,065 in the previous quarter.

At the San Martin Silver Mine:

  Due to a heavy rain fall season caused by hurricanes along the Pacific Coast, total silver production reached 339,099 ounces of silver in the quarter representing a decrease of 9% compared to the previous quarter. Silver grades averaged 165 g/t during the quarter and continue to show positive improvement as higher grade ore is processed from the new Rosarios area.
  The mill expansion from 900 tpd to 1,300 tpd was completed on October 11, 2013 and increased production is already underway. The production ramp up will increase from 900 tpd to 1,200 tpd in the fourth quarter with immediate commercial production. Due to a decision to change out the older 8.5’ x 12’ ball mill for a new larger 9.5’ x 12’ ball mill, full capacity to 1,300 tpd is now expected to be reached in the first quarter of 2014. This change does not impact the expected annual operating results and should result in a more reliable operation in future years.
  At full capacity of 1,300 tpd, San Martin’s annual silver production is anticipated to increase by over 50% to approximately 1.4 to 1.6 million ounces of silver in the form of doré bars plus potential upside resulting from higher silver grades and higher gold credits over the life of the mine.

  Underground development completed in the third quarter totaled 2,267 metres, compared with 2,276 metres of development in the previous quarter. The mine development continues to be focused at the new Rosarios area where seven areas are now in production.
  One underground drill rig was active within the San Martin property during the quarter. Total metres drilled in the third quarter amounted to 376 metres, compared to 6,133 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

  During the third quarter, the full production of silver-gold concentrates were sold under the previously announced new smelter agreement allowing the Company to discontinue concentrate shipments to the La Parrilla mine for further refining. As a result of this new agreement, the Company has achieved a significant reduction in treatment charges and transportation costs.
  Mine development at the Joya Larga structure within the El Coloso area has now reached 112 metres along the vein. Development continues to advance towards the target production area located approximately 90 metres away from the current face. Initial production from this new area is expected to begin in November at an approximate rate of 100 tpd.
  During the third quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. Looking ahead, the average silver grade is expected to improve in the fourth quarter once production commences at the new Joya Larga structure. This new area has indicated grades ranging between 200 g/t to 350 g/t silver.
  A total of 1,431 metres of development were completed in the third quarter, compared to 1,324 metres of development in the previous quarter.
  One underground drill rig was active in the third quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 1,486 metres compared to 6,552 metres drilled in the previous quarter.
  The La Guitarra exploration program continues to focus on defining Reserves and Resources to support an updated NI 43-101 Technical Report scheduled to be released by the middle of 2014.

Outlook:

With San Martin’s mill expansion to 1,300 tpd now complete and ramping up to 1,200 tpd immediately, and with the addition of the new 1,000 tpd cyanidation circuit at Del Toro, the Company expects silver production in the fourth quarter to be very robust. Furthermore, with year-to-date production totaling 9.4 million silver equivalent ounces, the Company expects to meet or exceed its 2013 guidance of producing 12.3 million to 13.0 million silver equivalent ounces. Silver production for the first nine months in 2013 has totaled 7.9 million ounces and remains in line with annual guidance of 11.1 to 11.7 million ounces of silver.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2012, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.